

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Andrew McDonald
Chief Executive Officer
LifeSci Acquisition Corp.
250 W. 55th St., #3401
New York, NY 10019

   Re: LifeSci Acquisition Corp.
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed November 27, 2020
    File No. 001-39244

Dear Mr. McDonald:

  We have reviewed your filing and have the following comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed November 27, 2020

Q: Do any of LSAC's directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 9

1. With reference to prior comment 2, we note your disclosures on page 92 indicating that Chardan served as financial advisor to LSAC during the merger negotiations. Please revise to explain what, if any, compensation was or is payable to Chardan for rendering these or other services.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Giovanni Caruso